Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Interim Financial Statements for the Quarter Ended March 31, 2005 and Independent Accountants’ Review Report	3

ITEM 1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Ultrapar Participações S.A.
São Paulo - SP

1.	We have performed a special review of the accompanying interim financial statements of Ultrapar Participações S.A. and subsidiaries as of and for the three-month period ended March 31, 2005, prepared in accordance with Brazilian accounting practices and under the responsibility of the Company’s management, consisting of the balance sheets (Company and consolidated), the related statements of income and the performance report.

2.	We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.	Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.	We had previously audited the Company and consolidated balance sheets as of December 31, 2004 and reviewed the Company and consolidated statements of income for the three-month period ended March 31, 2004, presented for comparative purposes, and issued unqualified audited and special review reports thereon, dated February 4, 2005 and April 30, 2004, respectively.

5.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 29, 2005

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Auditores Independentes	Engagement partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004
 (In thousands of Brazilian reais - R$)

	Company		Consolidated			Company		Consolidated

ASSETS	03/31/05	12/31/04	03/31/05	12/31/04	LIABILITIES AND STOCKHOLDERS’ EQUITY	03/31/05	12/31/04	03/31/05	12/31/05

CURRENT ASSETS					CURRENT LIABILITIES
Cash and banks	252	321	56,275	41,280	Loans and financing	-	-	289,963	293,039
Temporary cash investments	1,056	1,932	96,364	517,099	Trade accounts payable	245	163	78,213	102,052
Trade accounts receivable	-	-	365,466	369,302	Payroll and related charges	137	456	63,182	94,137
Inventories	-	-	245,932	206,041	Taxes payable	9	6	14,103	11,833
Recoverable taxes	11,713	11,415	104,100	100,073	Dividends payable	88	71,851	2,936	74,700
Dividends receivable	-	88,242	-	-	Income and social contribution taxes	-	-	2,939	2,978
Other	5,795	5.570	11,772	17,097	Other	-	-	18,604	17,931
Prepaid expenses	143	-	6,969	5,538
					Total current liabilities	479	72,476	469,940	596,670
Total current assets	18,959	107,480	886,878	1,256,430

					LONG-TERM LIABILITIES
LONG-TERM ASSETS					Loans and financing	-	-	227,937	258,091
Cash investments	-	-	347,700	38,754	Related companies	404,232	420,710	8,806	8,790
Related companies	51,545	51,545	2,822	3,136	Deferred income and social taxes	-	-	32,541	32,125
Deferred income and social taxes	2,836	2,687	68,092	63,274	Other taxes	8,040	7,843	57,052	52,069
Recoverable taxes	-	-	9,272	9,478	Other	-	-	2,422	2,297
Escrow deposits	-	-	15,243	14,103
Trade accounts receivable	-	-	14,079	11,945	Total long-term liabilities	412,272	428,553	328,758	353,372
Other	-	-	2,468	2,570

Total long-term assets	54,381	54,232	459,676	143,260	MINORITY INTEREST	-	-	28,944	28,220

					STOCKHOLDERS’ EQUITY
PERMANENT ASSETS					Capital	898,816	663,952	898,816	663,952
Investments:					Capital reserve	1,855	1,855	190	142
Subsidiary and affiliated companies	2,045,533	1,944,742	5,929	5,944	Revaluation reserve	16,016	16,371	16,016	16,371
Other	186	186	28,281	25,895	Profit reserves	694,204	929,068	694,204	929,068
Property, plant and equipment	-	-	1,051,510	1,047,434	Treasury shares	(5,635)	(5,635)	(8,938)	(9,031)
Deferred charges	-	-	96,708	99,801	Retained earnings	101,052	-	101,052	-

Total permanent assets	2,045,719	1,944,928	1,182,428	1,179,074	Total stockholders’ equity	1,706,308	1,605,611	1,701,340	1,600,502

					Total minority interest and stockholders’ equity	-	-	1,730,284	1,628,722

TOTAL	2,119,059	2,106,640	2,528,982	2,578,764	TOTAL	2,119,059	2,106,640	2,528,982	2,578,764

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED MARCH 31, 2005 AND 2004
(In thousands of Brazilian reais - R$, except for earnings per share)

	Company		Consolidated

	03/31/05	03/31/04	03/31/05	03/31/04

GROSS SALES AND SERVICES	-	-	1.257,323	1,145,676
Taxes on sales and services	-	-	(108,431)	(82,508)
Rebates, discounts and returns	-	-	(11,895)	(12,613)

NET SALES AND SERVICES	-	-	1,136,997	1,050,555
Cost of sales and services	-	-	(878,217)	(833,814)

GROSS PROFIT	-	-	258,780	216,741

EQUITY IN SUBSIDIARY AND AFFILIATED COMPANIES	100,844	62,332	(71)	109

OPERATING (EXPENSES) INCOME
Selling	-	-	(43,707)	(41,819)
General and administrative	(172)	(127)	(62,196)	(51,172)
Depreciation and amortization	-	-	(31,363)	(31,691)
Other operating income, net	-	-	1,156	1,372

INCOME FROM OPERATIONS BEFORE FINANCIAL ITEMS	100,672	62,205	122,599	93,540
Financial results	19	1,659	(8,826)	(12,975)
Financial income	439	2,116	13,128	13,708
Financial expenses	(420)	(457)	(21,954)	(26,683)

INCOME FROM OPERATIONS	100,691	63,864	113,773	80,565
Nonoperating (expenses) income, net	-	-	(1,809)	(2,797)

INCOME BEFORE TAXES ON INCOME	100,691	63,864	111,964	77,768

INCOME AND SOCIAL CONTRIBUTION TAXES
Current	(90)	(714)	(35,797)	(34,276)
Tax benefits - ADENE	-	-	20,901	13,439
Deferred	149	-	4,402	6,594

	59	(714)	(10,494)	(14,243)

INCOME BEFORE MINORITY INTEREST	100,750	63,150	101,470	63,525
Minority interest	-	-	(720)	(375)

NET INCOME	100,750	63,150	100,750	63,150

EARNINGS PER SHARE - R$	1.26	0.91

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2005 AND 2004
(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.	OPERATIONS

The Company invests in commercial and industrial activities, including subscription or purchase of shares of other companies with similar activities.

Through its subsidiaries, the Company is engaged in the distribution of liquefied petroleum gas (LPG) (Ultragaz), production and sale of chemical and petrochemical products (Oxiteno), and logistic services for chemicals and fuels (Ultracargo).

2.	PRESENTATION OF INTERIM FINANCIAL STATEMENTS

As established by Brazilian Securities Commission (CVM) Instruction No. 248, of March 29, 1996, and CVM Guidance Opinion No. 29, of April 11, 1996, the interim financial statements are being presented in accordance with Brazilian corporate law.

3.	ACCOUNTING PRACTICES AND CONSOLIDATION PRINCIPLES

In the preparation of the interim financial statements, the Company has applied the same accounting practices adopted in the preparation of the financial statements as of December 31, 2004, which are in accordance with the standards established by the CVM and accounting practices adopted in Brazil.

As mentioned in Note 9.b), the balance from tax benefits as of March 31, 2004 was reclassified from equity in subsidiary and affiliated companies under the heading income from income and social contribution taxes, for a better comparison of financial statement, as orientation of CVM in the Circular Letter CVM/SNC/SEP No. 01/2005, of February 25, 2005.

Consolidation principles and ownership interests

The consolidated financial statements have been prepared in accordance with the basic consolidation principles established by Brazilian corporate law and by the CVM, and include the following direct and indirect subsidiaries:

Ultrapar Participações S.A. and Subsidiaries

	Ownership interest - %

	03/31/05		12/31/04

	Direct	Indirect	Direct	Indirect

Ultragaz Participações Ltda.	100	-	100	-
Companhia Ultragaz S.A.	-	94	-	94
SPGás Distribuidora de Gás Ltda.	-	94	-	94
Bahiana Distribuidora de Gás Ltda.	-	100	-	100
Utingás Armazenadora S.A.	-	56	-	56
LPG International Inc.	-	100	-	100
Ultracargo - Operações Logísticas e
Participações Ltda.	100	-	100	-
Melamina Ultra S.A. Indústria Química	-	99	-	99
Transultra - Armazenamento e Transporte
Especializado Ltda.	-	100	-	100
Terminal Químico de Aratu S.A. - Tequimar	-	99	-	99
Oxiteno S.A. - Indústria e Comércio	100	-	100
Oxiteno Nordeste S.A. - Indústria e Comércio	-	99	-	99
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	-	100	-	100
Barrington S.L.	-	100	-	100
Canamex Químicos S.A. de C.V.	-	100	-	100
Oxiteno International Co.	-	100	-	100
Oxiteno Overseas Co.	-	100	-	100
Imaven Imóveis e Agropecuária Ltda.	100	-	100	-

Upon consolidation, intercompany investments, accounts, transactions and profits were eliminated. Minority interest in subsidiaries is presented separately in the financial statements.

On December 29, 2004, the Company acquired, through its subsidiary Ultragaz Participações Ltda., 14,336,014 common shares in Companhia Ultragaz S.A., corresponding to 7.31% of total capital. This acquisition amounted to R$10,000, with a goodwill of R$1,813, based on the acquired company’s expected future profitability, to be amortized over five years beginning January 2005.

4. CASH INVESTMENTS

These investments, contracted with leading banks, are substantially comprised of notes issued by Austrian Government, fixed-income securities and funds linked to the CDI (interbank deposit rate) and currency hedges, and are stated at cost plus accrued income (on a “pro rata temporis” basis).

Ultrapar Participações S.A. and Subsidiaries

	Consolidated

	03/31/05	12/31/04

Austrian notes, linked in Brazilian reais	308,773	-
Fixed-income securities and funds	111,410	536,326
Foreign investments (a)	114,586	108,093
Net expenses from hedge operations (b)	(90,705)	(88,566)

Total cash investments	444,064	555,853

Current assets	96,364	517,099
Long-term assets	347,700	38,754

(a) Investments made by the indirect subsidiary Oxiteno Overseas Co. in fixed-income securities, Brazilian corporate securities, and investment grade securities.

(b) Accumulated gain or loss on hedge positions (see Note 17).

5. TRADE ACCOUNTS RECEIVABLE

	Consolidated

	03/31/05	12/31/04

Domestic customers	352,676	353,879
Foreign customers	97,248	91,467
(-) Advances on foreign exchange contracts	(62,776)	(55,455)
(-) Allowance for doubtful accounts	(21,682)	(20,589)

Long-term assets	365,700	369,302

6. INVENTORIES

	Consolidated

	03/31/05	12/31/04

Finished products	145,165	115,911
Liquefied petroleum gas (LPG)	23,723	22,983
Raw materials	56,612	49,357
Consumption materials and cylinders for resale	20,432	17,790

	245,932	206,041

7. RECOVERABLE TAXES

Represented substantially by credit balances of ICMS (State VAT), IPI (Federal VAT), PIS and COFINS (taxes on revenue), and prepaid income and social contribution taxes, all of which can be offset against future taxes payable.

Ultrapar Participações S.A. and Subsidiaries

	Consolidated

	03/31/05	12/31/04

Income and social contribution taxes	55,599	57,173
ICMS	33,358	31,105
PIS and COFINS	9,338	7,324
IPI	193	150
Other, principally VAT of subsidiary Canamex Químicos S.A. de C.V.	3,612	4,321

	104,100	100,073

8. RELATED COMPANIES

	Company		Consolidated

	Loans		Loans		Trade accounts

	Assets	Liabilities	Assets	Liabilities	Receivable	Payable

Ultracargo - Operações Logísticas e Participações Ltda.	-	348,105	-	-	-	-
Oxiteno Nordeste S.A. - Indústria e Comércio	-	33,000	-	-	-	-
Serma Associação dos Usuários de Equipamentos de
Processamentos de Dados e Serviços Correlatos	-	-	1,298	-	-	-
Melamina Ultra S.A. Indústria Química	-	469	-	-	-	-
Petroquímica União S.A.	-	-	-	-	-	5,457
Oxicap Indústria de Gases Ltda.	-	-	-	-	-	741
Liquigás Distribuidora S.A.	-	-	-	-	146	-
Companhia Ultragaz S.A.	51,545	-	-	-	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	-	7,679	-	-
Imaven Imóveis e Agropecuária Ltda.	-	22,658	-	-	-	-
Petróleo Brasileiro S.A. - Petrobras	-	-	-	-	-	6,153
Copagaz Distribuidora de Gás S.A.	-	-	-	-	29	-
Braskem S.A.	-	-	-	-	-	6,462
Supergasbras Distribuidora de Gás S.A.	-	-	-	-	11	-
Cia. Termelétrica do Planalto Paulista - TPP	-	-	1,481	-	-	-
Other	-	-	43	1,127	21	18

Total as of March 31, 2005	51,545	404,232	2,822	8,806	207	18,831

Total as of December 31, 2004	51,545	420,710	3,136	8,790	1,518	41,811

	Consolidated

	Transactions		Financial income

	Sales	Purchases	(expenses)

Petroquímica União S.A.	-	35,534	-
Oxicap Indústria de Gases Ltda.	-	2,130	-
Liquigás Distribuidora S.A.	595	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	(176)
Petróleo Brasileiro S.A. - Petrobras	2	469,001	-
Copagaz Distribuidora de Gás S.A.	65	-	-
Braskem S.A.	25,551	168,923	-
Supergasbras Distribuidora de Gás S.A.	110	-	-
Cia. Termelétrica do Planalto Paulista - TPP	-	-	48
Other	61	500	-

Total as of March 31, 2005	26,384	676,088	(128)

Total as of March 31, 2004	19,159	630,095	(132)

Ultrapar Participações S.A. and Subsidiaries

The loan balances with Química da Bahia Indústria e Comércio S.A. and Cia. Termelétrica do Planalto Paulista - TPP are adjusted based on the Brazilian long-term interest rate (TJLP). Other loans are not subject to financial charges. Purchase and sale transactions refer principally to purchases of raw materials, other materials and transportation and storage services, carried out at market prices and conditions.

The loan with the subsidiary Ultracargo - Operações Logísticas e Participações Ltda. refers to the sale of shares issued by Oxiteno S.A. - Indústria e Comércio to the Company, for the purpose of avoiding the reciprocal investment resulting from the corporate restructuring implemented in 2002.

9. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not have expiration date, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and other. Tax credits are based on continuing profitability from operations. Management expects to realize these tax credits over a maximum period of three years. Deferred income and social contribution taxes are reported as follows:

	Company		Consolidated

	03/31/05	12/31/04	03/31/05	12/31/04

Long-term assets-
Deferred income and social contribution taxes on:
Provisions that are tax deductible only when expenses
were incurred	2,836	2,687	54,615	51,171
Income and social contribution tax loss carryforwards	-	-	13,477	12,103

	2,836	2,687	68,092	63,274

Long-term liabilities-
Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	1,544	1,645
Income earned abroad	-	-	30,997	30,480

	-	-	32,541	32,125

Ultrapar Participações S.A. and Subsidiaries

b) Reconciliation of income and social contribution taxes in the statement of income

Income and social contribution taxes are reconciled to official tax rates as follows:

	Company		Consolidated

	03/31/05	03/31/04	03/31/05	03/31/04

Income (expenses) before taxes, equity in subsidiary
and affiliated companies and minority interest	(153)	1,532	112,035	77,659
Official tax rates - %	34.00	34.00	34.00	34.00

Income and social contribution taxes at official rates	52	(521)	(38,092)	(26,404)

Adjustments to the effective tax rate:
Operating provisions and nondeductible
expenses/nontaxable income	7	-	5,367	(123)
Adjustments to deemed income	-	(193)	429	90
Workers’ meal program (PAT)	-	-	127	117
Other	-	-	774	(1,362)

Income and social contribution taxes before tax benefits	59	(714)	(31,395)	(27,682)

Tax benefits - ADENE	-	-	20,901	13,439

Income and social contribution taxes in the statement of
income	59	(714)	(10,494)	(14,243)

Current	(90)	(714)	(35,797)	(34,276)
Deferred	149	-	4,402	6,594
Tax benefits - ADENE	-	-	20,901	13,439

Tax benefits from income tax subsidiaries, in the amount of R$20,901 for the quarter ended on March 31, 2005 (R$13,439 as of March 31, 2004), arising substantially from operation in eligible regions, are classified as income from income and social contribution taxes.

c) Tax exemption

The following indirect subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

Subsidiary	Plants	Exemption - %	Expiration date

Oxiteno Nordeste S.A. - Indústria e
Comércio	Camaçari plant	100	2006
Bahiana Distribuidora de Gás Ltda.	Mataripe unit	75	2013
	Suape unit	100	2007
	Ilhéus unit	25	2008
	Aracaju unit	25	2008
	Caucaia unit	75	2012
Terminal Químico de Aratu S.A. -
Tequimar	Aratu Terminal	75	2012
	Suape Terminal (storage of acetic acid
	and butadiene byproducts)	100	2005

Ultrapar Participações S.A. and Subsidiaries

Tax benefits from income tax reduction for activities eligible for tax incentives were recorded in a specific account in stockholders’ equity by the subsidiaries benefited from tax incentives, and recognized in income by the Company through equity pick-up, as described in Note 10.

10. INVESTMENTS - COMPANY

	Investments		Equity in subsidiary and affiliated companies

	03/31/05	12/31/04	03/31/05	03/31/04

Ultragaz Participações Ltda.	275,927	272,249	3,731	6,871
Ultracargo - Operações Logísticas e Participações Ltda.	605,246	602,864	2,383	5,129
Imaven Imóveis e Agropecuária Ltda.	47,759	46,556	1,203	1,220
Oxiteno S.A. - Indústria e Comércio	1,116,601	1,023,073	93,527	49,110
Other	186	186	-	2

	2,045,719	1,944,928	100,844	62,332

In the consolidated financial statements, the investment of the subsidiary Oxiteno S.A. - Indústria e Comércio in the affiliated company Oxicap Indústria de Gases Ltda. is carried under the equity method based on the affiliate’s financial statements as of February 28, 2005. The investment of the subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio in the affiliated company Química da Bahia Indústria e Comércio S.A. is not valued under the equity method, since the affiliate’s operations are dormant and the investor understands that the investment value is adequate.

11. PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

	Annual depreciation rates - %	03/31/05			12/31/04
		Revalued cost	Accumulated depreciation	Net book value	Net book value

Land	-	46,293	-	46,293	46,290
Buildings	4 to 5	383,280	(140,232)	243,048	243,635
Machinery and equipment	5 to 10	1,032,109	(506,277)	525,832	528,938
Vehicles	20 to 30	156,653	(106,881)	49,772	45,419
Furniture and fixtures	10	18,953	(7,149)	11,804	11,603
Construction in progress	-	104,059	-	104,059	94,971
Imports in transit	-	678	-	678	1,933
Other	2.5 to 30	128,786	(58,762)	70,024	74,645

		1,870,811	(819,301)	1,051,510	1,047,434

Construction in progress refers mainly to the construction of the Santos Intermodal Terminal (TIS) of subsidiary Terminal Químico de Aratu S.A. - Tequimar, as well as improvements and repairs of other subsidiaries’ plants.

Ultrapar Participações S.A. and Subsidiaries

Other refers to IT equipment in the amount of R$15,905 (R$17,242 as of December 31, 2004), software in the amount of R$26,110 (R$27,740 as of December 31, 2004), and commercial property rights, mainly those described below:

  On July 11, 2002, the subsidiary Terminal Químico de Aratu S.A. - Tequimar won a bid for use of the site where the Aratu Terminal is located for another 20 years, renewable for the same period. The price paid by Tequimar amounted to R$12,000, to be amortized over 40 years, equivalent to annual amortization of R$300.

  Further, Terminal Químico de Aratu S.A. - Tequimar has a 20-year lease of an area adjacent to the Santos harbor, effective December 2002 and renewable for another 20 years, for building and operating a terminal for receipt, tankage, movement and distribution of bulk liquids. The price paid by Tequimar was R$3,803 and will be amortized until December 31, 2022 from the start of operations, which is expected for May 2005.

12. DEFERRED CHARGES (CONSOLIDATED)

Represented substantially by costs incurred for the implementation of systems modernization projects in the amount of R$3,541 (R$2,052 as of December 31, 2004), amortized over five to ten years, and for the installation of Ultrasystem equipment on customers’ premises in the amount of R$55,422 (R$55,954 as of December 31, 2004), amortized over the terms of the LPG supply medium contracts with these customers. Deferred charges also include the goodwill from acquisitions in the amount of R$17,176 (R$19,285 as of December 31, 2004).

13. LOANS AND FINANCING (CONSOLIDATED)

a) Composition

Description	03/31/05	12/31/04	Index/Currency	Annual interest rate - %	Maturity and amortization

Foreign currency:
Eurobonds	153,422	151,473	US$	3.5	Semiannually until 2005

Working capital loan	2,414	481	MX$ + TIIE (*)	1.4	Monthly until 2005

Foreign financing	32,044	32,197	US$ + LIBOR	2.0	Semiannually until 2009

Inventories and property, plant and equipment financing	7,966	8,829	MX$ + TIIE (*)	2.0	Semiannually until 2009
Advances on foreign exchange contracts	9,360	3,268	US$	From 2.7 to 3.38	Maximum of 52 days
National Bank for Economic and Social Development (BNDES)	19,734	20,763	UMBNDES (**)	From 9.04 to10.94	Monthly until 2009
Export prepayments, net of linked operations	91,304	129,798	US$	From 4.22 to 6.85	Monthly, semiannually and annually until 2008

Subtotal	316,204	346,809

Ultrapar Participações S.A. and Subsidiaries

Description	03/31/05	12/31/04	Index/Currency	Annual interest rate - %	Maturity and amortization

Local currency:
National Bank for Economic and Social Development (BNDES)	125,023	130,239	TJLP	From 1.5 to 3.85	Monthly until 2009
National Bank for
Economic and Social
Development (BNDES)	13,315	15,549	IGP-M	6.5	Semiannually until 2008
Government Agency for Machinery and Equipment Financing (FINAME)	38,777	34,163	TJLP	From 1.8 to 4.85	Monthly until 2009
Research and project
financing (FINEP)	24,581	24,370	TJLP	(2.0)	Monthly until 2009

Subtotal	201,696	204,321

Total loans and financing	517,900	551,130

Current liabilities	(289,963)	(293,039)

Long-term liabilities	227,937	258,091

(*)	MX$ = Mexican peso; TIIE = Mexican break-even interbank interest rate.

(**)	UMBNDES = BNDES monetary unit. This is a “basket” of currencies representing the composition of the BNDES debt in foreign currency, 83% of which is linked to the U.S. dollar.

The long-term portion matures as follows:
	03/31/05	12/31/04

From 1 to 2 years	92,886	109,338
From 2 to 3 years	57,489	57,304
From 3 to 4 years	34,345	36,920
More than 4 years	43,217	54,529

	227,937	258,091

b) Eurobonds

In June 1997, the subsidiary Companhia Ultragaz S.A. issued eurobonds in the total amount of US$60 million, maturing in 2005, with put/call options in 2002, and guaranteed by Ultrapar Participações S.A. and Ultragaz Participações Ltda. In June 2002, subsidiary LPG International Inc. exercised the call option for these securities using funds from a loan in the same amount, maturing in August 2004. However, in January 2004, the subsidiary LPG International Inc. issued eurobonds in the total amount of US$60 million, maturing in June 2005 and with an annual interest rate of 3.5% . The proceeds from the issuance were used to settle the loan.

Eurobonds are guaranteed by the Company and its subsidiary Ultragaz Participações Ltda., which are subject to covenants that limit, among other things, their ability to incur indebtedness, make dividend and other payments, and engage in mergers and acquisitions. None of these covenants have restricted our ability to conduct our business.

c) Collateral

A portion of the financing is collateralized by liens on property, plant and equipment, shares, promissory

Ultrapar Participações S.A. and Subsidiaries

notes and guarantees provided by the Company and its subsidiaries, as shown below:

	03/31/05	12/31/04

Amount of financing secured by:
Property, plant and equipment	42,599	39,007
Shares of affiliated companies	13,315	15,549
Minority stockholders’ guarantees	13,315	15,549

	69,229	70,105

Other loans are collateralized by guarantees provided by the Company and the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$476,323 (R$533,126 as of December 31, 2004).

Certain subsidiaries provided guarantees to financial institutions for the debt owed to those institutions by some of their customers (vendor financing). In the event any subsidiary is required to make the payment under those guarantees, the subsidiary may recover the amount paid directly from its customers through commercial collection effort. Maximum future payments related to these guarantees amount to R$30,644 (R$45,230 as of December 31, 2004), with maturities of up to 210 days. The Company did not incur any loss nor recorded any liability related to these guarantees as of March 31, 2005.

Ultrapar Participações S.A. and Subsidiaries

14. STOCKHOLDERS’ EQUITY

a) Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 80,144,959,152 shares without par value, comprised of 49,429,897,261 common shares and 30,715,061,891 preferred shares. The table below represents changes in the number of shares and capital approved on February 2 and 22, 2005 by the Board of Directors and Extraordinary Stockholders’ Meeting, respectively.

		Total shares

Events	Capital	Common	Preferred	Total

As of December 31, 2004	663,952	51,264,621,778	18,426,647,050	69,691,268,828

Stock dividends
On February 2, 2005 the Board of Directors approved an issuance of 10,453,690,324 preferred shares, to be distributed among the stockholders in the proportion of 15 preferred shares to 100
common or preferred shares held.	234,864	-	10,453,690,324	10,453,690,324

Conversion of common shares into preferred shares
At the Extraordinary Stockholders’ Meeting held on February 22,
2005, the stockholders approved the conversion of 1,834,724,517
common shares into preferred shares.	-	(1,834,724,517)	1,834,724,517	-

As of March 31, 2005	898,816	49,429,897,261	30,715,061,891	80,144,959,152

As of March 31, 2005, 5,766,576,000 preferred shares were outstanding abroad, in the form of American Depositary Receipts - ADRs.

Preferred shares are not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

Ultrapar Participações S.A. and Subsidiaries

Until May 18, 2004, preferred shares entitled their holders to dividends at least 10% higher than those attributable to common shares. On that date, the Special Meeting of Preferred Stockholders and the Extraordinary Stockholders’ Meeting of Ultrapar approved to equalize the dividends on common and preferred shares.

b) Treasury shares

The Company was authorized to acquire its own shares at market price, without capital reduction, for holding in treasury and subsequent disposal or cancellation, in accordance with the provisions of Brazilian Securities Commission (CVM) Instructions No. 10, of February 14, 1980, and No. 268, of November 13, 1997.

The Company’s financial statements as of March 31, 2005 show 211,097 thousand preferred shares and 6,616 thousand common shares in treasury, which were acquired at the average cost of R$26.07 and R$19.30 per thousand shares, respectively. The consolidated financial statements show 377,847 thousand preferred shares and 6,616 thousand common shares in treasury, which were acquired at the average cost of R$24.35 and R$19.30 per thousand shares, respectively. The average acquisition cost, Company and consolidated, was adjusted because of the stock dividends, as shown in the table above.

The market price of shares issued by the Company as of March 31, 2005 on the São Paulo Stock Exchange (BOVESPA) was R$42.98 per thousand shares.

c) Capital reserve

The capital reserve in the amount of R$1,855 reflects the goodwill on sale of treasury shares from the Company to certain subsidiaries, at the average cost of R$33.28 per thousand shares. Executives of these subsidiaries were given the usufruct of such shares, as described in Note 20.

d) Revaluation reserve

This reserve reflects the revaluation of assets of subsidiaries and is realized based upon depreciation, write-off or sale of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only upon the realization of this reserve, since the revaluations occurred prior to the publication of CVM Resolution No. 183/95. Taxes on these reserves are R$7,649 (R$7,769 as of December 31, 2004).

e) Profit retention reserve

This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and the realization of the revaluation reserve.

f) Realizable profits reserve

This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity in subsidiary and affiliated companies. Realization of the reserve usually occurs upon receipt of dividends, sale and write-off of investments.

Ultrapar Participações S.A. and Subsidiaries

g) Reconciliation of stockholders’ equity - Company and consolidated

	03/31/05	12/31/04

Stockholders’ equity - Company	1,706,308	1,605,611
Treasury shares held by subsidiaries, net of realization	(3,303)	(3,396)
Capital reserve arising from sale of treasury shares to subsidiaries, net of
realization	(1,665)	(1,713)

Stockholders’ equity - consolidated	1,701,340	1,600,502

15. RECONCILIATION OF EBITDA (CONSOLIDATED)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated by the Company, as shown below:

	03/31/05					03/31/04

	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Income from operations	7,694	102,176	3,791	112	113,773	80,565
(-) Equity in subsidiary and
affiliated companies	5	(1,069)	2	1,133	71	(109)
(+/-) Financial income (expense)	8,517	66	299	(56)	8,826	12,975
(+) Depreciation and amortization	29,172	10,230	5,876	213	45,491	43,471

EBITDA	45,388	111,403	9,968	1,402	168,161	136,902

16. SEGMENT INFORMATION

The Company has three reportable segments: gas, chemicals and logistics. The gas segment distributes LPG to retail, commercial and industrial consumers mainly in the South, Southeast and Northeast Regions of Brazil. The chemicals segment primarily produces ethylene oxide, ethylene glycol, ethanolamine and ether glycol. Operations in the logistics segment include storage and transportation of chemicals and fuel, mainly in the Southeast and Northeast Regions of the country. Reportable segments are strategic business units that offer different products and services. Intersegment sales are transacted at prices similar to those that the selling entity is able to obtain with third parties.

The principal financial information about each of the Company’s reportable segments is as follows:

	03/31/05					03/31/04

	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Net sales, net of related-party transactions	672,152	422,750	42,074	21	1,136,997	1,050,555
Income from operations before financial income
(expenses) and equity in subsidiary and affiliated
companies	16,216	101,173	4,092	1,189	122,670	93,431
EBITDA	45,388	111,403	9,968	1,402	168,161	136,902
Total assets, net of related parties	909,375	1,336,872	253,268	29,467	2,528,982	2,346,849

Ultrapar Participações S.A. and Subsidiaries

17. RISKS AND FINANCIAL INSTRUMENTS (CONSOLIDATED)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operating and economic/financial aspects. Strategic/operating risks (such as behavior of demand, competition, technological innovation, and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic/financial risks mainly reflect customer default, macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and determination of limits, as follows:

  Customer default - These risks are managed by specific policies for accepting customers and analyzing credit, and are mitigated by diversification of sales. As of March 31, 2005, the subsidiaries Oxiteno S.A. - Indústria e Comércio and Oxiteno Nordeste S.A. - Indústria e Comércio maintained R$2,014 (R$2,077 as of December 31, 2004) and the subsidiaries of Ultragaz Participações Ltda. maintained R$25,044 (R$23,062 as of December 31, 2004) of allowance for doubtful accounts.

  Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. Cash investments of the Company and its subsidiaries are comprised substantially of transactions linked to the CDI (interbank deposit rate), as described in Note 4. A portion of the financial assets is intended for foreign currency hedges, as shown below. Borrowings originate mainly from National Bank for Economic and Social Development (BNDES) and foreign currency financing, as mentioned in Note 13.

  Exchange rate - The Company’s subsidiaries use hedge (mainly US$ to CDI) instruments available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange variation effects on their results. Such hedges have amounts, periods and indexes equivalent to the assets and liabilities in foreign currency, to which they are linked. Shown below are the assets and liabilities in foreign currency, translated into Brazilian reais at March 31, 2005:
	Carrying amount	Fair value

Assets:
Investments in foreign currency and hedges	235,581	238,494
Cash and cash investments abroad	115,294	115,294
Receivables from foreign customers, net of advances on export contracts	33,461	33,461

	384,336	387,249

Liabilities:
Foreign currency financing	316,204	318,819
Import payables	14,227	14,227

	330,431	333,046

Net asset position	53,905	54,203

Ultrapar Participações S.A. and Subsidiaries

The exchange variation related to cash and banks, cash investments and investments abroad was recorded as financial income in the statement of income for the first quarter of 2005, in the amount of R$1,900 (financial income of R$1,862 in the first quarter of 2004). Other financial instruments recorded in the financial statements as of March 31, 2005 were determined in conformity with the accounting criteria and practices described in the respective notes.

18. FINANCIAL INCOME (EXPENSES), NET (CONSOLIDATED)

	03/31/05	03/31/04

Interest on cash investments	19,199	16,798
Interest on trade accounts receivable	1,377	1,238
Interest on loans and financing	(10,196)	(11,029)
Bank charges	(4,165)	(3,447)
Monetary and exchange variations, including financial expenses from currency
hedges	(8,846)	(9,139)
Taxes (CPMF, PIS, COFINS and IOF)	(6,080)	(7,109)
Other expenses	(115)	(287)

	(8,826)	(12,975)

19. CONTINGENCIES AND COMMITMENTS (CONSOLIDATED)

a) Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. - Indústria e Comércio are members, filed an action against the subsidiary in 1990, demanding compliance with the adjustments established in collective labor agreements, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining, as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve is not necessary as of March 31, 2005.

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, state of São Paulo. Such lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering; (ii) lawsuit for reimbursement of expenses by the administration company of the shopping mall and its insurance company; and (iii) class action suit seeking indemnification for material damages and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. It has obtained a favorable judgment in all lawsuits which have been judged to date. The subsidiary has insurance for this contingency; the uninsured amount is R$36,720. The Company did not record any provision for this amount, since it believes the probability of loss is remote.

Ultrapar Participações S.A. and Subsidiaries

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9,718/98 in its original version. The ongoing questioning refers to the levy of these taxes on sources other than revenues. The unpaid amounts were recorded in the financial statements of the Company and its subsidiaries, totaling R$34,572 (R$33,699 as of December 31, 2004).

The main tax discussions of the Company and subsidiaries refer to the taxation of PIS and COFINS (as detailed in the preceding paragraph) and the taxation of income earned abroad (as stated in Note 9.a). The potential losses on these discussions are accrued in long-term liabilities as other taxes and deferred income and social contribution taxes, respectively.

The subsidiary Oxiteno S.A. - Indústria e Comércio recorded an accrual of R$7,543 (R$7,346 as of December 31, 2004) for an ICMS tax assessment under judgment at the administrative level. The subsidiary currently awaits a decision on its appeal filed in July 2004.

The subsidiary Utingás Armazenadora S.A. has been challenging in court ISS tax assessments issued by the municipal government of Santo André. Legal counsel of the subsidiary classifies the risk as low, since a significant portion of the lower court decisions was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The updated amount of the unaccrued contingency as of March 31, 2005 is R$27,495 (R$25,405 as of December 31, 2004). The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel classified the risks of these proceedings as possible or remote and, therefore, no reserves for potential losses on these proceedings have been recorded.

Escrow deposits and provisions are summarized below:

	03/31/05		12/31/04

	Escrow deposits	Provision	Escrow deposits	Provision

Social contribution tax on net income	-	2,910	-	2,910
Labor claims	10,628	2,016	9,904	2,016
PIS and COFINS on other revenues	58	34,572	58	33,699
ICMS (State VAT)	804	13,554	538	9,435
Other	3,753	4,000	3,603	4,009

	15,243	57,052	14,103	52,069

b) Contracts

The subsidiary Terminal Químico de Aratu S.A - Tequimar has contracts with CODEBA - Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with their port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement, using the port rates in effect at the date established for payment.

Ultrapar Participações S.A. and Subsidiaries

As of March 31, 2005, such rates were R$3.67 and R$3.44 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since the inception of the contracts.

The subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio has a supply contract with Braskem S.A., effective through 2012, which establishes a minimum consumption level of ethylene per year. The minimum purchase commitment and the actual demand for the years ended March 31, 2005 and 2004, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

		Actual demand
	Minimum purchase commitment
		03/31/05	03/31/04

In tons	137,900	49,863	40,086

c) Insurance coverage for subsidiaries

The Company has appropriate insurance policies to cover several risks, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage, among others, protecting the units and other branches of all subsidiaries. The estimated amount of insured assets is US$160 million.

For the Oxiteno and Canamex units, there is also a loss of income insurance against losses from potential accidents related to their assets, in the amount of US$118 million.

The civil liability insurance program covers all the Group companies, with a coverage of US$150 million, for losses and damages from accidents caused by third parties, related to the commercial/industrial operations and/or distribution and sale of products and services.

Group life insurance, personal accident insurance, health insurance, domestic and international transportation insurance are also contracted.

20. STOCK COMPENSATION PLAN (CONSOLIDATED)

The Extraordinary Stockholders’ Meeting held on November 26, 2003 approved a compensation plan for the management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed; and (ii) the transfer of the beneficial ownership of the shares after ten years of the initial grant provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total amount granted to the executives as of March 31, 2005, including taxes, was R$7,654 (R$4,960 as of March 31, 2004). Such amount is being amortized over a period of ten years and the amortization related to the first quarter of 2005, in the amount of R$191 (R$125 in the first quarter of 2004), was recorded as an operating expense for the period.

Ultrapar Participações S.A. and Subsidiaries

21. EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and pension plan. In addition, loans for the acquisition of vehicles and personal computers are available to employees of certain subsidiaries. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

In August 2001, the Company and its subsidiaries began to provide a defined contribution pension plan to their employees. This plan is managed by Ultraprev - Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name at Ultraprev; or (ii) a fixed monthly amount which will deplete the fund accumulated in the participant’s name over a period of 5 to 25 years. Accordingly, neither the Company nor its subsidiaries assume responsibility for guaranteeing the amounts and periods of receipt of the retirement benefit. As of March 31 2005, the Company and its subsidiaries contributed R$1,192 (R$956 as of March 31, 2004) to Ultraprev, which was charged to income for the year. The total number of participating employees as of March 31, 2005 was 5,640 (5,197 as of March 31, 2004), with no participants retired to date. Additionally, Ultraprev has 1 active participant and 32 former employees receiving defined benefits according to the policies of a previous plan.

22. SUBSEQUENT EVENTS

a) Debentures

The Extraordinary Stockholders’ Meeting held on February 2, 2005 approved the issuance by the Company and the public distribution in a single block of 30,000 non-convertible debentures with nominal unit value of R$10,000, totaling R$300,000.

On March 30, 2005, the Board of Directors of the Company, according to delegation made by the Extraordinary Stockholders’ Meeting, approved the interest rate determined through a bookbuilding process on the same date.

On April 6, 2005, the CVM (Brazilian Securities Commission) made the registration of the operation and the net commission amount of R$304,854 was received on April 8, 2005.

Characteristics of debentures are:

Nominal unit value:	R$10,000.00.

Final maturity:	March 1, 2008.

Nominal value payment:	Lump sum at final maturity.

Yield:	102.5% of CDI (interbank deposit rate).

Yield payment:	Semiannually, beginning March 1, 2005.

Repricing:	None.

Ultrapar Participações S.A. and Subsidiaries

Considering the agreement of this operation by CVM and obtaining funds occurred in the dates mentioned above, the current assets will be increased in R$304,388, long-term assets in R$1,384, current liabilities in R$5,772 and long-term liabilities in R$300,000.

b) Primary and secondary public offers of Ultrapar preferred shares

On February 3, 2005, a material notice was published regarding the intention of certain stockholders of Ultra S.A. and Monteiro Aranha S.A. (selling stockholders) to undertake a secondary public offer of Ultrapar preferred shares. The start of the primary and secondary public offer of preferred shares, global offering, was announced on April 13, 2005. The secondary offer comprised the selling of 7,869,671,318 shares at the price of R$40.00 per thousand shares. On April 25, 2005, the banks coordinating the global offering exercised the option to issue additional shares. The option resulted in the issuance and primary offer of 1,180,450,697 new preferred shares of Ultrapar, representing a capital increase of R$47,218, authorized by the Board of Directors according to article 5 of the Company’s bylaws, at the meeting held on April 25, 2005. The closing of the primary and secondary offer of preferred shares, global offering, was published on April 28, 2005.

Ultrapar Participações S.A. and Subsidiaries

(Convenience Translation into English from the Original Previously Issued in Portuguese)

MD&A - ANALYSIS OF CONSOLIDATED EARNINGS
First Quarter 2005

(1) Key Indicators - Consolidated:

(R$ million)	1Q05	1Q04	4Q04	Change 1Q05 x 1Q04	Change 1Q05 x 1Q04

Net sales and services	1,137.0	1,050.6	1,220.0	8%	(7%)
Cost of sales and services	(878.2)	(833.8)	(931.7)	5%	(6%)
Gross profit	258.8	216.8	288.3	19%	(10%)
Selling, general and administrative expenses	(137.3)	(124.7)	(147.6)	10%	(7%)
Other operating income, net	1.2	1.4	1.1	(14%)	9%
Operating income	122.7	93.5	141.8	31%	(13%)
Financial income (expense), net	(8.8)	(13.0)	(9.5)	(32%)	(7%)
Equity income	(0.1)	0.1	-	(200%)	-
Nonoperating income (expense), net	(1.8)	(2.8)	(3.9)	(36%)	(54%)
Income before taxes and social contribution	112.0	77.8	128.4	44%	(13%)
Income and social contribution taxes	(31.4)	(27.7)	(46.7)	13%	(33%)
Benefit of tax holidays (*)	20.9	13.4	29.3	56%	(29%)
Minority interest	(0.7)	(0.4)	(1.2)	75%	(42%)
Net income	100.8	63.1	109.8	60%	(8%)

EBITDA	168.2	136.9	185.9	23%	(10%)

Volume - LPG sales	355.3	372.0	379.6	(4%)	(6%)
Volume - chemicals sales	120.0	109.4	127.2	10%	(6%)

(*)	Benefits on tax holidays for subsidiaries, previously expressed as part of “equity income” have been reclassified in accordance with the guidelines from CVM (Brazilian Securities Commission), set out in Circular Letter CVM/SNC/SEP No. 1/2005, of February 25, 2005.

(2) Performance Analysis:

Net Sales and Services: The consolidated net sales and services of Ultrapar in 1Q05 amounted to R$1,137.0 million, an increase of 8% in relation to the same quarter in 2004.

Ultragaz: The Brazilian LPG market saw a nominal reduction of 3% in 1Q05, compared to 1Q04, due to the lower number of working days in the period, consequence of the greater concentration of holidays in this first quarter. On a same number of working days basis, the market remained unchanged. Comparing the two first quarters, Ultragaz’s total sales volume decreased by 4%, a consequence of the fewer working days in the period and the restructuring of the network of dealers that began in 4Q04. Considering a similar working day comparison, Ultragaz’s sales volume presented a 2% reduction in the same period. In relation to 4Q04, the LPG market suffered seasonal reduction of 8%, while Ultragaz sales volume fell by a lower rate - 6%. Net sales and services at Ultragaz was 5% lower in 1Q05, in line with the reduction in sales volume, given that prices remained unchanged.

Oxiteno: Oxiteno’s total sales volume amounted to 120,000 tons in 1Q05, an increase of 10% in relation to 1Q04, a period during which production was lower, due to a programmed shutdown in its Camaçari plant for a scheduled substitution of catalyzers, reducing the volume exported. Sales to the domestic market totaled 84,000 tons, an increase of 9% in relation to 1Q04, driven mainly by new contracts signed during 2004 and the increase in sales to the cosmetic and detergent segments. Sales outside Brazil amounted to 36,000 tons, an increase of 11% in relation to 1Q04, a consequence of winning new clients in Argentina and the expansion of 26% in sales volume at Canamex. In comparison to the last quarter in 2004, sales volume dropped by 6%, basically due to seasonal factors. Net sales and services totaled R$422.8 million in 1Q05, an increase of 36% compared to 1Q04, principally as a consequence of:

Ultrapar Participações S.A. and Subsidiaries

(i) the increased sales volume; (ii) the improved sales mix, increasing export sales to Argentina, where prices are very close to those in the domestic market; and (iii) the rise in international commodity prices.

Ultracargo: Net sales and services totaled R$54.3 million, corresponding to an increase of 21% in relation to 1Q04, the consequence of the increased volume of operations and contractual tariff readjustments. The increase in the volume of operations at Ultracargo in the first quarter of 2005 was largely a result of the new operations which begun in 2004, both in the area of storage, as well as transport.

Cost of Sales and Services: Ultrapar’s cost of sales and services amounted to R$878.2 million in 1Q05, an increase of 5% in relation to 1Q04.

Ultragaz: The cost of sales and services in 1Q05 amounted to R$583.1 million in 1Q05, 4% lower when compared to 1Q04, due principally to the decrease in sales volume in the period.

Oxiteno: The cost of sales and services for Oxiteno in 1Q05 totaled R$270.8 million, an increase of 30% in relation to 1Q04, principally as a result of the increase in volume sold and the rise in the price of naphtha in the international market, which had an impact on the unit cost of ethylene.

Ultracargo: The cost of services provided in 1Q05 amounted to R$36.7 million, an increase of 32%, compared to 1Q04. This increase was due to the: (i) higher volume transported/stored; (ii) increase of 53% in depreciation, as a result of investments made; and (iii) increase in the unit cost of fuel, tires and maintenance parts.

Gross Profit: Ultrapar’s 1Q05 gross profit was R$258.8 million, 19% higher than the R$216.8 million in the 1Q04. Compared with the 4Q04, gross profit dropped by 10%, mainly a consequence of reduced sales volume due to seasonal factors.

Selling, General and Administrative Expenses: In the quarter, Ultrapar recorded an increase of 10% in consolidated selling, general and administrative expenses, compared to the same period in 2004, amounting to R$137.3 million.

Ultrapar Participações S.A. and Subsidiaries

Ultragaz: Selling, general and administrative expenses for Ultragaz amounted to R$72.8 million in 1Q05, an increase of 4% in relation to 1Q04. This increase was due basically to higher personnel expenses, specially a consequence of the collective wage increases celebrated in March and September 2004 and a higher annual payment of employee profit-sharing.

Oxiteno: Selling, general and administrative expenses amounted to R$52.1 million in the quarter, an increase of 17% compared to 1Q04. Sales expenses increased up 15% as a result of the 10% increase in volume sold and the higher domestic and international freight costs. Administrative expenses increased by 18% as a result of higher personnel expenses, due to: (i) collective wage increases celebrated in 2004; (ii) an increase in employee profit-sharing, in line with the improved performance of Oxiteno; and (iii) the increase of 7% in the workforce.

Ultracargo: Selling, general and administrative expenses at Ultracargo amounted to R$13.5 million in 1Q05, an increase of 19% compared to 1Q04, principally due to the rise in personnel expenses, as a result of the collective wage increases celebrated in 2004 and the increase in the workforce due to the expansion in operations.

Operating Income: Ultrapar’s operating income increased 31% compared with 1Q04. This increase came mainly from Oxiteno, where the operating income increased 73% between quarters, from R$58.5 million in 1Q04 to R$101.2 million in 1Q05. Oxiteno’s good result was due principally to the higher sales volume, an improved sales mix - directing export sales to Argentina - and the increase in international prices. Compared to 4Q04, Ultrapar’s operating income reduced by 13%, mainly due to seasonal factors.

Financial Income (Expense), Net: Ultrapar reported a 32% improvement in its financial results, represented by an expense of R$8.8 million in 1Q05, compared to an expense of R$13.0 million in 1Q04. The main factors behind the reduction in financial expenses were: (i) the reduction in net debt, of R$135 million in 1Q04 to R$18 million in 1Q05; and (ii) the reducing to zero of the rates of PIS and COFINS taxes on our financial revenues.

Other Nonoperating Income (Expense): In 1Q05 Ultrapar reported a nonoperating expense of R$1.8 million, corresponding to an improvement of R$1.0 million compared to 1Q04, and an improvement of R$2.1 million in relation to 4Q04. This net nonoperating expense is primarily attributable to the scrapping of storage cylinders by Ultragaz.

Income and Social Contribution Taxes: Income and social contribution tax expenses amounted to R$31.4 million in 1Q05 and to R$27.7 million in 1Q04, in line with taxable results evolution. In addition, nontaxable revenues resulted in a R$5.4 million benefit in the first quarter.

Benefit of Tax Holidays: Ultrapar are entitle to Federal tax benefits for its activities in the Northeast Region of Brazil, due to the Federal program for development of the region. In 1Q05, tax benefits amounted to R$20.9 million, 56% higher that in 1Q04 and 29% lower than that in 4Q04, mainly composed of tax benefits of the Camaçari plant.

Net Income: Consolidated 1Q05 net income was R$100.8 million, a 60% growth compared to 1Q04.

EBITDA: Ultrapar reported consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) of R$168.2 million in 1Q05, an increase of 23%, compared to 1Q04.

Ultrapar Participações S.A. and Subsidiaries

Ultragaz: Ultragaz reported EBITDA of R$45.4 million, 21% lower than in the 1Q04, due principally to the 4% reduction in sales volume and a consequent lower scale in the dilution of expenses.

Oxiteno: Oxiteno ended 1Q05 with EBITDA of R$111.4 million, soaring 63% when compared to 1Q04. In this period, EBITDA/ton jumped by 49%, from R$623/ton in 1Q04 to R$928/ton in 1Q05, despite the 8% appreciation in the Brazilian real against the U.S. dollar between the periods. Oxiteno’s good result was due principally to the higher sales volume, an improved sales mix - directing export sales to Argentina - and the increase in international prices.

Ultracargo: Ultracargo reported EBITDA of R$10.0 million in 1Q05, the same level as that reported in the same period in 2004.

EBITDA

R$ million	1Q05	1Q04	4Q04	Change 1Q05 x 1Q04	Change 1Q05 x 1Q04
Ultrapar	168.2	136.9	185.9	23%	(10%)
Ultragaz	45.4	57.4	63.4	(21%)	(28%)
Oxiteno	111.4	68.2	111.7	63%	(0%)
Ultracargo	10.0	9.9	9.1	1%	10%)

Ultrapar Participações S.A. and Subsidiaries

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Investments in subsidiaries and/or affiliates

1 - Item	2 - Company name	3 - Corporate Taxpayer Number (CNPJ)	4 - Classification	5 - % of ownership interest in investee	6 - % of investor’s shareholders equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)

01	Ultracargo - Operações	34.266.973/0001-99	Closely-held subsidiary	100.00	35.47	Commercial, industrial and other	2,461	2,461
	Logísticas e Participações Ltda.
02	Ultragaz Participações Ltda.	57.651.960/0001-39	Closely-held subsidiary	100.00	16.17	Commercial, industrial and other	4,336	4,336
03	Imaven Imóveis e Agropecuária Ltda.	61.604.112/0001-46	Closely-held subsidiary	100.00	2.80	Commercial, industrial and other	27,734	27,734
04	Oxiteno S.A. - Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100.00	65.44	Commercial, industrial and other	35,102	35,102
05	Oxiteno Nordeste S.A. - Indústria e Comércio	14.109.664/0001-06	Investee of subsidiary/affiliated company	99.15	46.72	Commercial, industrial and other	4,711	4,711
06	Terminal Químico de Aratu S.A. - Tequimar	14.688.220/0001-64	Investee of subsidiary/affiliated company	99.41	6.57	Commercial, industrial and other	12,536	12,536
07	Transultra - Armazenamento e Transporte Especializado Ltda.	60.959.889/0001-60	Investee of subsidiary/affiliated company	100.00	4.46	Commercial, industrial and other	34,999	34,999
08	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated company	93.94	5.95	Commercial, industrial and other	182,248	182,247
09	SPGás Distribuidora de Gás Ltda.	65.828.550/0001-49	Investee of subsidiary/affiliated company	100.00	4.77	Commercial, industrial and other	1,314	1,314
10	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of subsidiary/affiliated company	100.00	5.83	Commercial, industrial and other	24	24
11	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated company	55.99	1.37	Commercial, industrial and other	2,751	2,751
12	Canamex Químicos S.A. de C.V.		Investee of subsidiary/affiliated company	100.00	1.91	Commercial, industrial and other	122,047	122,047

Note: This information is an integral part of the interim financial statements as required by the CVM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date:	May 12, 2005	By:	/s/ Fábio Schvartsman

			Name:	Fábio Schvartsman
			Title:	Chief Financial and Investor Relations Officer